Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S. A.

We have audited the accompanying consolidated balance sheets of Copa Holdings, S. A. and its subsidiaries ("the Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young

Panama City, Republic of Panama

April 28, 2006

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2005	2004
	(In US$ thousands, except share and per share data)

ASSETS
Current Assets:
Cash and cash equivalents	$94,106	$99,666
Short-term investments	20,384	11,277

Total cash, cash equivalents and short-term investments	114,490	110,943
Accounts receivable, net of allowance for doubtful accounts of $4,911 and $2,622 as of December 31, 2005 and 2004, respectively	49,044	27,706
Accounts receivable from related parties	448	-
Expendable parts and supplies, net of allowance for obsolescence of $9 and $1,739 as of December 31, 2005 and 2004, respectively	4,070	2,333
Prepaid expenses	13,502	8,403
Other current assets	3,239	2,702

Total Current Assets	184,793	152,087
Long-term Investments	26,175	3,948
Property and Equipment:
Owned property and equipment:
Flight equipment	628,876	593,825
Other	35,899	27,233

	664,775	621,058
Less: Accumulated depreciation	(79,985)	(87,037)

	584,790	534,021
Purchase deposits for flight equipment	52,753	7,190

Total Property and Equipment	637,543	541,211
Other Assets:
Prepaid pension asset	1,261	1,153
Goodwill	20,512	-
Other intangible asset	31,298	-
Other assets, net	15,330	3,651

Total Other Assets	68,401	4,804

Total Assets	$916,912	$702,050

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS-(Continued)

	As of December 31,
	2005	2004
	(In US$ thousands, except share and per share data)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$67,905	$30,573
Accounts payable	44,848	25,335
Accounts payable to related parties	7,750	3,733
Air traffic liability	85,673	53,423
Taxes and interest payable	27,450	16,269
Accrued expenses payable	14,780	12,848
Other current liabilities	5,573	830

Total Current Liabilities	253,979	143,011
Non-Current Liabilities:
Long-term debt	402,954	380,827
Post employment benefits liability	1,283	1,158
Other long-term liabilities	8,790	1,310
Deferred tax liabilities	4,039	1,589

Total Non-Current Liabilities	417,066	384,884

Total Liabilities	671,045	527,895

Shareholders' Equity:
Class A common stock-30,034,375 shares authorized, issued, and outstanding	19,813	19,813
Class B common stock-12,778,125 shares authorized, issued, and outstanding	9,410	9,410
Retained earnings	217,862	144,932
Accumulated other comprehensive loss	(1,218)	-

Total Shareholders' Equity	245,867	174,155

Total Liabilities and Shareholders' Equity	$916,912	$702,050

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2005	2004	2003
	(In US$ thousands, except share and per share data)

Operating Revenue:
Passenger revenue	$565,131	$364,611	$311,683
Cargo, mail and other	43,443	35,226	30,106

	608,574	399,837	341,789
Operating Expenses:
Aircraft fuel	149,303	62,549	48,512
Salaries and benefits	69,730	51,701	45,254
Passenger servicing	50,622	39,222	36,879
Commissions	45,087	29,073	27,681
Maintenance, material and repairs	32,505	19,742	20,354
Reservations and sales	29,213	22,118	18,011
Aircraft rentals	27,631	14,445	16,686
Flight operations	24,943	17,904	15,976
Depreciation	19,857	19,279	14,040
Landing fees and other rentals	17,909	12,155	10,551
Other	32,622	29,306	25,977
Fleet impairment charges	-	-	3,572

	499,422	317,494	283,493

Operating Income	109,152	82,343	58,296
Non-operating Income (Expense):
Interest expense	(21,629)	(16,488)	(11,613)
Interest capitalized	1,089	963	2,009
Interest income	3,584	1,423	887
Other, net	395	6,063	2,554

	(16,561)	(8,039)	(6,163)

Income before Income Taxes	92,591	74,304	52,133
Provision for Income Taxes	9,592	5,732	3,644

Net Income	$82,999	$68,572	$48,489

Earnings per Share:
Basic and diluted	$1.94	$1.60	$1.13
Shares used for computation	42,812,500	42,812,500	42,812,500

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

						Accumulated
	Common Stock					Other
	(No-par value)		Issued Capital		Retained	Comprehensive
	Class A	Class B	Class A	Class B	Earnings	Loss	Total
	(In US$ thousands, except share and per share data)

At December 31, 2002	30,034,375	12,778,125	$19,813	$9,410	$37,871		$67,094
Net Income			-	-	48,489		48,489

At December 31, 2003	30,034,375	12,778,125	19,813	9,410	86,360	-	115,583
Net Income			-	-	68,572		68,572
Dividends declared			-	-	(10,000)		(10,000)

At December 31, 2004	30,034,375	12,778,125	19,813	9,410	144,932	-	174,155
Net Income			-	-	82,999	-	82,999
Other comprehensive loss:
Foreign currency translation			-	-	-	(1,218)	(1,218)

Total comprehensive income							81,781
Dividends Declared			-	-	(10,069)	-	(10,069)

At December 31, 2005	30,034,375	12,778,125	$19,813	$9,410	$217,862	$(1,218)	$245,867

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
	(In US$ thousands)

Cash flows from operating activities
Net income	$82,999	$68,572	$48,489
Adjustments for:
Deferred income taxes	(885)	(519)	447
Depreciation	19,857	19,279	14,040
(Gain) / Loss on sale of property and equipment	(1,340)	(1,125)	-
Fleet impairment charge	-	-	3,572
Provision for doubtful accounts	812	1,026	2,154
Provision for obsolescence of expendable parts and supplies	3	6	938
Derivative instruments mark to market	(165)	945	(207)
Changes in:
Accounts receivable	(11,252)	2,287	(9,167)
Accounts receivable from related parties	(448)	-	-
Other current assets	278	(3,317)	(2,130)
Other assets	(9,321)	(1,430)	(402)
Accounts payable	(4,330)	25	295
Accounts payable to related parties	4,017	1,089	1,063
Air traffic liability	27,759	6,200	8,809
Other liabilities	11,105	5,013	5,578

Net cash provided by operating activities	119,089	98,051	73,479
Cash flows from investing activities
Acquisition of investments	(48,294)	(38,082)	-
Proceed from redemption of investments	20,658	30,639	19
Restricted cash	(3,698)	582	82
Advance payments on aircraft purchase contracts	(49,461)	(16,314)	(41,232)
Acquisition of property and equipment	(63,296)	(65,764)	(112,181)
Disposal of property and equipment	2,803	3,201	1,510
Purchase of AeroRepublica, net of acquired cash	(22,282)	-	-

Net cash flows used in investing activities	(163,570)	(85,738)	(151,802)
Cash flows from financing activities
Proceeds from loans and borrowings	68,416	101,198	140,732
Payments on loans and borrowings	(46,929)	(32,125)	(21,969)
Issuance of bonds	27,503	6,357	21,736
Redemption of bonds	-	(35,675)	(35,201)
Dividends declared and paid	(10,069)	(10,000)	-

Net cash flows provided by financing activities	38,921	29,755	105,298

	Year Ended December 31,
	2005	2004	2003
	(In US$ thousands)

Net (decrease) increase in cash and cash equivalents	(5,560)	42,068	26,975
Cash and cash equivalents at January 1st	99,666	57,598	30,623

Cash and cash equivalents at December 31	$94,106	$99,666	$57,598

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	$21,126	$16,021	$10,449
Income taxes paid	7,411	4,286	2,400

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Corporate Information

Copa Holdings, S. A. ("the Company") is a leading Latin American provider of international airline passenger and cargo services. The Company was incorporated according to the laws of the Republic of Panama. The Company owns 99.8% of the shares of Compañía Panameña de Aviación, S. A. ("Copa"), 100% of the shares of Oval Financial Leasing, Ltd. ("OVAL"), OPAC, S. A. ("OPAC"), and 99.7% of the shares of AeroRepública, S.A. ("AeroRepública").

Copa, the Company's core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa operates from its Panama City hub in the Republic of Panama, from where it offers approximately 92 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean. Additionally, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines, Inc. ("Continental") and other airlines. The Company has a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental's OnePass frequent flyer loyalty program and access to Continental's VIP lounge program, President's Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. As of December 31, 2005, Copa operated a fleet of 24 aircraft with an average age of 3.2 years; consisting of 22 modern Boeing 737-Next Generation aircraft and two (2) Embraer 190 aircraft. OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special-purpose vehicles that have a beneficial interest in 17 aircraft, with a carrying value of $531 million, all of which are leased to Copa. The aircraft are pledged as collateral for the obligation of the special-purpose vehicles, which are all consolidated by the Company for financial reporting purposes; however, the creditors of the special-purpose vehicles have no recourse to the general credit of the Company or Copa. OPAC is incorporated according to the laws of the Republic of Panama, and owns the old corporate headquarters building located in Panama City.

Additionally, during 2005 the Company purchased 99.7% of AeroRepública, a domestic Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and operates a fleet of eleven leased MD-80s and two owned DC-9s as of December 31, 2005 (See Note 2).

On December 15, 2005, the Company concluded the initial public listing on the New York Stock Exchange ("NYSE") and its principal shareholders sold 18,112,500 shares of Class A common stock held by them. Cost related to this initial public listing amounted $3.7 million which are included as a component of "Other, net" within Non-operating income (expense) in the Consolidated Statements of Income.

A substantial portion of the Company's assets are located in the Republic of Panama, a significant proportion of the Company's customers are Panamanian, and substantially all of the Company's flights operate through its hub at Tocumen International Airport in Panama City. As a result, the Company depends on economic and political conditions prevailing from time to time in Panama.

As used in these Notes to Consolidated Financial Statements, the terms "the Company", "we", "us", "our" and similar terms refer to Copa Holdings, S.A. and, unless the context indicates otherwise, its consolidated subsidiaries.

1.  Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles for financial reporting using the U.S. Dollar as the reporting currency.

Principles of Consolidation

The consolidated financial statements comprise the accounts of the Company and its subsidiaries. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

consistent accounting policies. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks, short-term time deposits, asset-backed commercial paper and securities, and U.S. agency securities with original maturities of three months or less when purchased.

Investments

The Company invests in short-term time deposits, asset-backed commercial paper and securities, and U.S. government agency securities with original maturities of more than three months but less than one year. Additionally, the Company invests in long-term time deposits and U.S. government agency securities with maturities greater than 365 days. These investments are classified as short-term and long-term investments respectively, in the accompanying Consolidated Balance Sheets. All of these investments are classified as held-to-maturity securities, and are stated at their amortized cost, since the Company has determined that it has the intent and ability to hold the securities to maturity. Restricted cash is classified within long-term investments, and are primarily held as collateral for letters of credit.

Expendable Parts and Supplies

Expendable parts and supplies for flight equipment are carried at average acquisition cost and are expensed when used in operations. An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft, plus an allowance for expendable parts currently identified as excess to reduce the carrying cost to net realizable value. These allowances are based on management estimates, which are subject to change.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Property and Equipment

Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Jet aircraft, jet engines and aircraft rotables are assumed to have an estimated residual value of 15% of original cost; other categories of property and equipment are assumed to have no residual value. The estimated useful lives for property and equipment are as follows:

Years

Building	40
Jet aircraft	25 to 30
Jet engines	10 to 30
Ground property and equipment	10
Furniture, fixture, equipment and others	5 to 10
Software rights and licenses	3 to 8
Aircraft rotables	7 to 30
Leasehold improvements	Lesser of
remaining lease term
or useful life

Measurement of Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Cash flow estimates are based on historical results adjusted to reflect the Company's best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value if lower than carrying value. Estimates of fair value represent the Company's best estimate based on industry trends and reference to market rates and transactions and are subject to change.

Revenue Recognition

Passenger Revenue

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales not yet recognized as revenue is reflected as "Air traffic liability" in the Consolidated Balance Sheets. Tickets whose fares have expired and/or are one year old are recognized as passenger revenue. A significant portion of the Company's ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to when revenue is recognized. The Company believes that the credit risk associated with these receivables is minimal.

Cargo and Mail Services Revenue

Cargo and mail services revenue are recognized when the Company provides the shipping services and thereby completes the earning process.

Other Revenue

Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines and charter flights, and is recognized when transportation or service is provided.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Frequent Flyer Program

The Company participates in Continental's "OnePass" frequent flyer program, for which the Company's passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of the OnePass program. Under the terms of the Company's frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa and the Company pays Continental a per mile rate for each mileage credit granted by Continental, at which point the Company has no further obligation. The amounts due to Continental under this agreement are expensed by the Company as the mileage credits are earned.

Passenger Traffic Commissions

Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in "Prepaid expenses" in the accompanying Consolidated Balance Sheets.

Foreign Currency Transactions and Translation

The Company's functional currency is the U.S. Dollar, the legal tender in Panama. Assets and liabilities in foreign currencies are translated at end-of-period exchange rates, except for non-monetary assets, which are translated at equivalent U.S. dollar costs at dates of acquisition and maintained at historical rate. Operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included as a component of "Other, net" within Non-operating income (expense) in the Consolidated Statements of Income.

The financial statements of AeroRepública are measured using the Colombian Peso as the functional currency; adjustments to translate those statements into U.S. Dollars are recorded in other comprehensive income.

In 2005, approximately 72% of the Company's expenses and 42% of the Company's revenues were denominated in U.S. Dollars. The remainder of the Company's expenses and revenues were denominated in the currencies of the various countries to which the Company flies, with the largest non-dollar amount denominated in Colombian pesos. The Company currently does not hedge the risk of fluctuations in foreign exchange rates; generally, its exposure to foreign currencies is limited to a period of up to two weeks, from the time a sale is completed to the time funds are repatriated into U.S. Dollars.

Maintenance and Repair Costs

Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Engine overhaul costs covered by power-by-the-hour arrangements are paid and expensed as incurred, on the basis of hours flown per the contract. Maintenance reserves paid to aircraft lessors in advance of the performance of major maintenance activities are recorded as prepaid maintenance within Other Assets and then recognized as maintenance expense when the underlying maintenance is performed.

Employee Profit Sharing

The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company's performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company's performance. The Company accrues each month for the expected profit-sharing, which is paid annually in February. Amounts accrued for the Company's profit-sharing program as of December 31, 2005 and 2004 were $5.8 million and $5.5 million, respectively.

Advertising Costs

Advertising costs are expensed when incurred. The Company recognized as advertising expense $3.7 million, $2.8 million, and $3.4 million in 2005, 2004 and 2003, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Income Taxes

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Goodwill and Intangibles

The Company performs impairment testing, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", of goodwill separately from impairment testing of indefinite-lived intangibles. The Company test goodwill for impairment, at least annually on December 31, by reviewing the book value compared to the fair value at the reporting segment level and tests individually indefinite-lived intangibles, at least annually, by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in the Company's impairment evaluations are consistent with internal projections and operating plans. We did not recognize any material impairment charges for goodwill or intangibles assets during the years presented.

Reclassifications

Certain reclassifications have been made in the prior years' consolidated financial statements amounts and related note disclosures to conform with the current year's presentation.

2.	Acquisition of AeroRepública

On April 22, 2005, the Company acquired a controlling ownership interest in AeroRepública, a Colombian domestic airline. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, in 2005 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing service to 11 cities in Colombia with a point-to-point route network. As of the acquisition date AeroRepública operated a fleet of seven (7) leased MD-80s and two (2) owned DC-9s. The acquisition of AeroRepública represents an attractive opportunity to increase the Company's access and visibility to Colombia, one of the largest airline passenger markets in Latin America with more than 45 million inhabitants, and to improve AeroRepública's operational and financial performance. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses. Management believes that operational coordination with AeroRepública may create additional passenger traffic in the Company's existing route network by providing Colombian passengers more convenient access to the international destinations served through the Company's Panama hub.

The results of AeroRepública's operations have been included in the Company's Consolidated Financial Statements beginning April 22, 2005, the date the Company acquired an initial 85.56% equity ownership interest in AeroRepública and gained control of AeroRepública. The initial acquisition was followed by subsequent acquisitions increasing the total equity ownership interest in AeroRepública to 99.7% as of December 31, 2005. The total purchase price paid through December 31, 2005 of $23.4 million, including acquisition costs, was negotiated individually with each of the respective selling parties and, largely due to the factors described above, resulted in the recognition of goodwill. The Company funded these acquisitions with a combination of existing cash and short-term investments.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets of AeroRepública based on their fair values as of the dates of acquisition. Independent valuation specialists conducted an independent valuation in order to assist management in determining the fair values of a significant portion of these assets. The work performed by the independent valuation specialists has been considered in management's estimates of the fair values reflected in the Consolidated Financial Statements. This

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

final valuation was based on the actual net tangible and intangible assets of AeroRepública that existed as of the date of acquisition.

The following table summarizes the Company's estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition (in millions).

Assets:
Cash and cash equivalents	$1.1
Accounts receivable	10.7
Prepaid expenses	2.6
Other current assets	4.7
Property, plant & equipment	4.8
Goodwill	20.1
Intangibles	30.6
Other non-current assets	4.1

Total assets acquired	$78.7
Liabilities:
Accounts payable	$23.3
Air traffic liability	4.4
Accrued liabilities	7.6
Debt	10.2
Deferred tax liability	3.3
Other liabilities	6.5

Total liabilities assumed	$55.3

Net assets acquired	$23.4

Of the total estimated purchase price, approximately $50.7 million has been allocated to goodwill and intangible assets with indefinite lives. Goodwill, approximately $20.1 million, represents the excess of the purchase price of the acquired business over the fair value of the underlying net tangible and intangible assets and is recorded in the AeroRepública segment. Intangible assets with indefinite lives consist primarily of the fair value allocated to the routes and the AeroRepública trade name, valued at $25.7 million and $4.9 million, respectively.

AeroRepública's domestic route network within Colombia was determined to have an indefinite useful life as the access to each domestic city is limited to a set number of airline carriers in addition to requiring the necessary permits to operate within Colombia. The permit to fly into each city does not have a set expiration date. The AeroRepública trade name was determined to have an indefinite useful life due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the AeroRepública brand. In the event that the Company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the Company will incur an accounting charge for the amount of impairment during the period in which the determination is made.

During December 2005 and April 2006, the Company invested an additional $8.0 million and $2.0 million in AeroRepública, respectively, in exchange for 4.7 million and 1.2 million new shares of AeroRepública, respectively. As a result of these transactions the Company's total investment increased to $33.4 million.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following table presents pro forma financial information as if the acquisition had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transaction actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future (in millions except share data).

	Year Ended
	December 31,
	2005	2004
	(Unaudited)

Pro forma
Total Revenue	$646.3	$513.0
Operating Income	106.3	90.8
Income before income taxes	92.4	78.5
Net income	$83.0	$70.3
Net income per share:
Basic and diluted	$1.94	$1.64

3.  Long-Term Debt

At December 31, long-term debt consisted of the following (in millions):

	2005	2004

Long-term fixed rate debt	$292.5	$318.7
(Secured fixed rate indebtedness due through 2017
Effective rates ranged from 3.98% to 8.96%)
Long-term variable rate debt	150.9	92.7
(Secured variable rate indebtedness due through 2017
Effective rates ranged from 4.15% to 19.35%)
Private bond issuances	27.5	-

(Unsecured variable rate indebtedness due in 2006
Weighted average rate of 7.22%, as of December 31, 2005)
Sub-total	470.9	411.4
Less current maturities	67.9	30.6

Long-term debt less current maturities	$403.0	$380.8

Maturities of long-term debt for the next five years are as follows (in millions):

Year ending December 31,
2006	$67.9
2007	$35.9
2008	$35.4
2009	$33.6
2010	$31.9
Thereafter	$266.2

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

As of December 31, 2005 and 2004, the Company had $337.1 million and $368.1 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company's Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $292.5 million as of December 31, 2005.

The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a "Stretched Overall Amortization and Repayment," or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $23.0 million as of December 31, 2005.

The Company also typically finances portion of the purchase price of the Boeing aircraft through commercial loans which totaled $20.6 million as of December 31, 2005.

During 2005, the Company secured a senior term loan facility in the amount of $134 million with PK AirFinance US, Inc., an affiliate of General Electric, for the purchase of six (6) Embraer 190 aircraft. The loans have a term of twelve years. During 2005, the Company utilized $43.8 million of this facility upon the delivery of two Embraer 190 aircraft, the remainder of the facility will be drawn during 2006.

During 2005, the Company issued private bonds in the amount of $27.5 million to fund advance delivery payments of two (2) Boeing 737-700 aircraft having delivery months of May and June 2006. The Company has granted, for the benefit of the bondholders, a first priority security interest in the rights, title and interest over the two (2) Boeing 737-700 aircraft. Interest on the bonds is paid on March 31, June 30, September 30, and December 31 with the balance of the bonds to be repaid upon delivery of the aircraft for which the advance payments related.

See description of AeroRepública's debt in Note 12.

Assets, primarily aircraft, subject to agreements securing the Company's indebtedness amounted to $536.1 million and $508.4 million as of December 31, 2005 and 2004 respectively.

4.  Investments

The Company invests in time deposits, asset-backed commercial paper and securities, and U.S. government agency securities. These investments are classified within short-term and long-term investments in the accompanying Consolidated Balance Sheets. Investments are classified as held-to-maturity securities since the Company has the intent and the ability to hold them until maturity. These investments are stated at their amortized cost which is essentially the same as their fair value. Long-term investments mature within three (3) years. Restricted cash classified within long-term investments, held in time deposits, amounted to $7.7 million and $3.9 million as of December 31, 2005 and 2004, respectively.

5.  Leases

The Company leases certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most contract leases include renewal options. Non-aircraft related leases, primarily held with local governments, generally have renewable terms of one year. In certain cases, the rental payments during the renewal periods would be greater than the current payments. Because the lease renewals are not considered to be reasonably assured, as defined in SFAS No. 13, "Accounting for Leases", the rental payments that would be due during the renewal periods are not included in the determination of rent expense until the leases are renewed. Leasehold

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

improvements are amortized over the contractually committed lease term, which does not include the renewal periods. The Company's leases do not include residual value guarantees.

At December 31, 2005, the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):

	Operating Leases
	Aircraft	Non-Aircraft

Year ending December 31,
2006	$33.4	$3.6
2007	31.9	2.7
2008	28.8	2.4
2009	22.5	2.4
2010	12.6	2.3
Later years	14.3	7.8

Total minimum lease payments	$143.5	$21.2

Total rent expense was $35.4 million, $20.0 million and $21.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

6.  Financial Instruments and Risk Management

Fuel Price Risk Management

The Company periodically enters into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company's derivatives have historically not qualified as hedges for financial reporting purposes in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Accordingly, changes in the fair value of such derivative contracts, which amounted to $0.2 million, ($0.9) million and $0.2 million in years 2005, 2004 and 2003 respectively, were recorded as a component of "Other, net" within Non-operating income (expense). The fair value of hedge contracts amounted to $0.3 million and $0.2 million at December 31, 2005 and 2004, respectively, and was recorded in "Other current assets" in the Consolidated Balance Sheets. The Company's purchases of jet fuel are made substantially from one supplier.

As of December 31, 2005, the Company held derivative instruments on 10% of its projected 2006 fuel consumption, as compared with derivatives held on 12% of actual fuel consumed in 2005.

Debt

The fair value of the Company's debt with a carrying value of $470.9 million and $411.4 million as of December 31, 2005 and 2004, respectively, was approximately $469.0 million and $438.5 million. These estimates were based on the discounted amount of future cash flows using the Company's current incremental rate of borrowing for a similar liability.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Other Financial Instruments

The carrying amounts of cash, cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to their short-term nature.

7.  Issued Capital and Corporate Reorganization

On November 23, 2005, the Company's Board of Directors approved a reorganization of the Company's capital stock. Following the reorganization, the Company's authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. Immediately following the reorganization, there were 30,034,375 Class A shares outstanding, 12,778,125 Class B shares outstanding, all owned by CIASA (a Panamanian entity), and no Class C shares outstanding. The reorganization did not impact the operations or financial condition of the Company in any respect and, as such, does not result in a new basis of accounting. All share and per share information for all periods presented have been restated to give retroactive effect to the reorganization. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except that the holders of the Class A shares are not entitled to vote at the Company's shareholders' meetings, except in connection with a transformation of the Company into another corporate type; a merger, consolidation or spin-off of the Company; a change of corporate purpose; voluntarily delisting Class A shares from the NYSE; approving the nomination of independent directors nominated by the Company's Board of Director's Nominating and Corporate Governance Committee; and any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.

The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future the Company's Class B shares ever represent fewer than 10% of the total number of shares of the Company's common stock outstanding and the Independent Directors Committee of the Company's Board of Directors (the "Independent Directors Committee") shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders' meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at the Company's shareholders' meetings. At the extraordinary shareholders' meeting, the shareholders shall vote to elect all eleven members of the Board of Directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders' meeting shall terminate upon the election held at that meeting.

Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A shares upon the registration of transfer of such shares to holders which are not Panamanian.

The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the Company by Panamanians. The Class C shares will be redeemable by the Company at such time as the Independent Directors Committee determines that a triggering event, as discussed below, shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.

The Panamanian Aviation Act, including the related decrees and regulations, which regulates the aviation industry in the Republic of Panama, requires that "substantial ownership" and "effective control" of Copa remain in the hands of Panamanian nationals. Under certain of the bilateral treaties between Panama and other countries pursuant to which the Company has the right to fly to those other countries and over their territory, the Company must continue to have substantial Panamanian ownership and effective control to retain these rights. Neither "substantial ownership" nor "effective control" are defined in the Panamanian Aviation Act or in the bilateral treaties, and it is unclear how a Panamanian court or, in the case of the bilateral treaties, foreign regulatory

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

authorities might interpret these requirements. On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the "substantial ownership" and "effective control" requirements of the Panamanian Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the Company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Panamanian Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on the Company. In the event that the Class B shareholders represent less than 10% of the total share capital of the Company (excluding newly issued shares sold with the approval of the Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that the Company's legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the Company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares and/or authorize the issuance to Class B shareholders such number of Class C shares as the Independent Directors Committee, or the Board of Directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.

On December 15, 2005, the Company's primary shareholders, Continental and CIASA, concluded the initial public listing of the Company on the NYSE and selling 18,112,500 shares of Class A common stock at $20.00 per share previously held by these shareholders. Proceeds of $344.1 million, net of the commissions and discounts of $18.1 million, were received directly by the selling shareholders with no proceeds being received by the Company.

8.  Income Taxes

The Company pays taxes in the Republic of Panama and in other countries in which it operates, based on regulations in effect in each respective country. The Company's revenues come principally from foreign operations and according to the Panamanian Fiscal Code these foreign operations are not subject to income tax in Panama.

In the past, the Company's expenses attributable to operations in Panama have consistently exceeded the revenue attributable to operations in Panama. As a result, the Company typically experienced losses for Panamanian income tax purposes and did not recognize any Panamanian income tax obligations through the year ended December 31, 2003. Beginning in 2004, the Company adopted an alternate method of calculating income tax in Panama. Under this alternative method, based on Article 121 of the Panamanian Fiscal Code, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry forwards cannot be applied to offset tax liability. Dividends from the Company's Panamanian subsidiaries, including Copa Airlines, are separately subject to a ten percent tax if such dividends can be shown to be derived from income from sources in Panama.

The Company is also subject to local tax regulations in each of the jurisdictions where it operates, the great majority of which are related to the taxation of income. In some of the countries to which the Company flies, the Company does not pay any income taxes because it does not generate taxable income under the laws of those countries or because of treaties or other arrangements those countries have with Panama. In the remaining countries, the Company pays income tax at a rate ranging from 25% to 35% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by the Company's net margin or by a presumed net margin set by the relevant tax legislation. The determination of the Company's taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of the Company's operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

regulations, and therefore is subject to interpretation by both the Company and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of the filing status of the Company are also subject to interpretation. The Company cannot estimate the amount, if any, of the potential tax liabilities that might result if the allocations, interpretations and filing positions used by the Company in its income tax returns were challenged by the taxing authorities of one or more countries.

Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States the Company is exempt from the U.S. source transportation income tax derived from the international operation of aircraft.

The provision for income taxes recorded in the Consolidated Statements of Income was as follows:

	2005	2004	2003

Panama
Current	$0.8	$0.7	-
Deferred	-	-	-
Foreign
Current	7.9	5.5	3.2
Deferred	0.9	(0.5)	0.4

Total	$9.6	$5.7	$3.6

The Company paid taxes of $7.4 million, $4.3 million and $2.4 million in years 2005, 2004 and 2003, respectively.

Pretax income, based on the Copa Airlines' internal route profitability measures, related to Panamanian operations was $32.3 million, $25.5 million, and $23.5 million in 2005, 2004, and 2003, respectively, and related to foreign operations was $60.3 million, $48.8 million, and $28.6 million in 2005, 2004, and 2003, respectively.

AeroRepública's benefit from operating loss carryforwards amounted to $1.8 million as of December 31, 2005. The benefit from operating loss carryforwards are available for a period of seven (7) years from when they were realized.

Income tax returns for all companies incorporated in the Republic of Panama are subject to review by tax authorities up to the last three (3) years, including the year ended December 31, 2005 according to current tax regulations. For other countries where the Company operates, it is subject to review by their respective tax authorities for periods ranging from the last two (2) to six (6) years.

The amount of income tax expense incurred in Panama prior to 2004 varies from the Panamanian statutory rate because of the excess of Panamanian source expenses over Panamanian source revenues, and, beginning in 2004, the tax varies from the statutory rate because of the Panamanian gross tax election. Income taxes outside of Panama are generally determined on the basis of net income or revenue, and all of the countries have rates that vary from the Panamanian statutory rate.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The reconciliations of income tax computed at the Panamanian statutory tax rate to income tax expense for the years ended December 31 are as follows (in millions):

	Amount			Percentage
	2005	2004	2003	2005	2004	2003

Provision for income taxes at Panamanian statutory rates	$27.8	$22.3	$15.6	30.0%	30.0%	30.0%
Panamanian gross tax election	(8.9)	(6.9)	-	(9.6)%	(9.3)%	-
Impact of excess of Panamanian source expenses over Panamanian source revenues	-	-	(7.0)	-	-	(13.5)%
Difference in Panamanian statutory rates and non-Panamanian statutory rates	(9.3)	(9.7)	(5.0)	(10.0)%	(13.0)%	(9.5)%

Provision for income taxes	$9.6	$5.7	$3.6	10.4%	7.7%	7.0%

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Significant components of the Company's deferred tax liabilities and assets are as follows (in millions):

	2005	2004

Deferred tax liabilities
Maintenance reserves	$(1.5)	$(1.5)
Pension obligation	(0.1)	(0.2)
Other assets	(1.1)	-
Others	(1.3)	-

Total deferred tax liabilities	(4.0)	(1.7)
Deferred tax assets
Post-employment benefit obligation	0.1	0.1
Allowance for doubtful receivables	0.8	-
Expendable parts and supplies	1.1	-
Prepaid expenses	0.5	-
Others	0.3	-

Total deferred tax assets	2.8	0.1

Net deferred tax liabilities	$(1.2)	$(1.6)

The Company's deferred tax assets recognized in the Consolidated Balance Sheets, within other current assets, for AeroRepública segment was $2.7 million for 2005.

9.  Employee Benefit Plans

The Company, in accordance with Panamanian labor laws, is required to establish and fund both a severance fund and a termination indemnity plan.

The Company contributes to the Severance Fund based on 1.92% of applicable wages paid annually. Upon cessation of the labor relationship, regardless of cause, the company is required to pay the employee the amount accumulated up to the cessation of the labor relationship. This plan is accounted for as a defined benefit pension

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

plan under SFAS No. 87, "Employers' Accounting for Pensions", whereby pension benefit expense is recognized over the employees' approximate service periods.

The Company contributes to the Termination Indemnity Plan based on 0.33% of total applicable wages paid annually. Upon cessation of the labor relationship due to termination, the Company is required to pay 6.54% of applicable wages earned over the duration of the employment period of the terminated employee. This plan is accounted for as a post-employment benefit plan under SFAS No. 112, "Employers' Accounting for Postemployment Benefits", whereby post-employment benefit expense is recognized over the employees' approximate service periods.

In Panama, all employees are covered by one or more of these plans. In Colombia, all employees hired before April 1, 1994 are covered by a defined benefit pension plan. The benefits under these plans are based on years of service and an employee's accumulated compensation. Pension obligations are measured as of December 31 of each year.

Panama Pension and Post Employment Plans

Pension Plan

The following table sets forth the defined benefit pension plan's change in projected benefit obligation (in millions) at December 31:

	2005	2004

Accumulated benefit obligation	$2.6	$2.2
Projected benefit obligation at beginning of year	$2.5	$2.1
Service cost	0.3	0.3
Interest cost	0.1	0.1
Actuarial losses	0.2	0.2
Benefits paid	(0.2)	(0.2)

Projected benefit obligation at end of year	$2.9	$2.5

The following table sets forth the defined benefit pension plan's change in the fair value of plan assets
(in millions) at December 31:

	2005	2004

Fair value of plan assets at beginning of year	$2.9	$2.4
Actual return on plan assets	0.0	0.1
Employer contributions	0.7	0.6
Benefits paid	(0.2)	(0.2)

Fair value of plan assets at end of year	$3.4	$2.9

Pension cost recognized in the accompanying Consolidated Balance Sheets at December 31 is computed as follows (in millions):

	2005	2004

Funded status of the plan-net over funded	$0.5	$0.4
Unrecognized net actuarial loss	0.8	0.8

Net asset recognized	$1.3	$1.2

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following actuarial assumptions were used to determine the actuarial present value of projected benefit obligation at December 31:

	2005	2004

Weighted average assumed discount rate	5.50%	5.75%
Weighted average rate of compensation increase	3.25%	3.50%

Net periodic benefit expense for the years ended December 31 included the following components
(in millions):

	2005	2004	2003

Service cost	$0.3	$0.3	$0.2
Interest cost	0.1	0.1	0.1
Expected return on plan assets	(0.1)	(0.1)	(0.1)

Net periodic benefit expense	$0.3	$0.3	$0.2

The following actuarial assumptions were used to determine the net periodic benefit expense for the year ended December 31:

	2005	2004	2003

Weighted average assumed discount rate	5.75%	6.25%	6.75%
Expected long-term rate of return on plan assets	4.00%	4.00%	4.00%
Weighted average rate of compensation increase	3.50%	4.00%	4.50%

The Company's discount rate is determined based upon the review of high quality corporate bond rates, the change in these rates during the year, and year-end rate levels.

The Company holds its Seniority Premium funds with Profuturo, a Panamanian pension fund management company backed by various banks and insurance companies. The Seniority Premium is invested in Proahorro, a conservative fund which invests in instruments such as savings accounts (2.58%) and time deposits (97.4%), with return on funds amounting to 4.4% in 2005. The expected return on plan assets is based upon an evaluation of the Company's historical trends and experience taking into account current and expected market conditions.

Estimated future contribution and benefit payments, which reflect expected future service, for the years ended December 31, are as follows (in millions):

Future contribution payments:
2006	$0.6
Future benefit payments:
2006	$0.5
2007	$0.5
2008	$0.5
2009	$0.5
2010	$0.4
Remaining five years	$2.1

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Post-employment Benefit Plan

For the years ended December 31, 2005, 2004, and 2003, total expense for the post-employment benefits was $0.4 million, $0.4 million, and $0.3 million, respectively.

Colombia Pension Plan

Pension Plan

Colombian labor laws require that employers establish pension plan for its employees. AeroRepública, based on this labor laws, had establish two (2) defined benefit pension plans. All employees hired before April 1, 1994 are covered by one of these defined benefit pension plans, the future pension plan or the pension bond plan. Additionally, AeroRepública has a pension which is paid to widows. There are 9 members covered under these programs.

The Company's unfunded benefit obligation recognized, within other long term liabilities, for these plans is $0.3 million at December 31, 2005.

10.	Fleet Impairment Charges

In light of the impairment charge recorded in 2002, the downward pressure realized on the value of Boeing 737-200's thereafter, and the ongoing distress in the industry, the Company re-evaluated the value of its Boeing 737-200 aircraft, rotable and expendable parts in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in 2003. The Company determined that the undiscounted future cash flows to be derived by the fleet were not sufficient to recover the carrying value of the fleet and therefore an impairment to their value existed. As a result, the Company recorded an impairment charge in fiscal 2003 to write the aircraft down to their estimated fair value.

The Company estimated the undiscounted future cash flows to be derived from the Boeing 737-200 fleet based on historical results adjusted to reflect its best estimate of future market and operating conditions. Estimates of the undiscounted future cash flows were not sufficient to recover the carrying values of the Boeing 737-200 aircraft in 2003. As a result, the net carrying values of impaired aircraft and related items not recoverable were reduced to their respective fair value and an impairment charge of $3.6 million was recognized in 2003. Estimates of fair value represent the Company's best estimate based on industry trends and reference to market rates.

In 2004, the Company entered into a sales agreement for its remaining Boeing 737-200 aircraft. Gains on the sale of the aircraft of $1.1 million in each of 2004 and 2005 are included within Non-operating income (expense). In 2005, the Company sold parts related to its Boeing 737-200, resulting in a gain of $0.3 million which is also included within Non-operating income (expense).

11.	Related Party Transactions

The following is a summary of significant related party transactions that occurred during 2005, 2004 and 2003. Except as otherwise discussed, the payments to and from the related parties in the ordinary course of business were based on prevailing market rates.

Continental Airlines.  Since 1998, Continental has implemented a comprehensive commercial and services alliance with COPA. Key elements of the alliance include: similar brand images, code sharing, co-branding of the OnePass frequent flyer program in Latin America, joint construction and operation of the Panama Presidents Club VIP lounge, joint purchasing, maintenance and engineering support and a number of other marketing, sales and service initiatives.

As a result of these activities, the Company paid Continental $16.9 million, $14.1 million, and $13.5 million in 2005, 2004 and 2003, respectively, and Continental paid COPA $16.1 million, $12.3 million, and $14.1 million in

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

2005, 2004 and 2003, respectively. The Company owed Continental $2.3 million and $3.3 million at December 31, 2005 and 2004, respectively. The services provided are considered normal to the daily operations of both airlines.

Banco Continental de Panamá, S.A. ("Banco Continental").  The Company has a strong commercial banking relationship with Banco Continental, which is controlled by the Company's controlling shareholders. The Company obtains financing from Banco Continental under short- to medium-term financing arrangements to fund aircraft pre-payments and for part of the commercial loan tranche of one of the Company's Export-Import Bank facilities. The Company also maintains general lines of credit and time deposit accounts with Banco Continental.

Interest payments to Banco Continental totaled $1.6 million, $1.1 million and $0.7 million in 2005, 2004 and 2003, respectively, and the Company received $1.0 million, $1.1 million, and $0.5 million in 2005, 2004 and 2003, respectively. The debt balance outstanding at December 31 amounted to $25.7 million and $15.3 million in 2005 and 2004, respectively. These amounts are included in "Current maturities of long-term debt" and "Long-term debt" in the Consolidated Balance Sheets.

ASSA Compañía de Seguros, S.A. ("ASSA").  Panamanian law requires the Company to maintain its insurance policies through a local insurance company. The Company has contracted ASSA, an insurance company controlled by the Company's controlling shareholders, to provide substantially all of its insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies in North America. The net payment to ASSA, after taking into account the reinsurance of these risks totaled $0.03 million in each of 2005, 2004 and 2003.

Petróleos Delta, S.A. ("Delta Petroleum").  During 2005, the Company entered into a contract with Petróleos Delta, S.A. to supply its jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties. While the Company's controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., one of the Company's executive officers, Jorge Garcia, previously served as a Project Director at Petróleos Delta, S.A. and one of the Company's directors, Alberto Motta, served on its board of directors. Payments to Petróleos Delta totaled $26.5 million from August to December of 2005.

Desarrollo Inmobiliario del Este, S.A. ("Desarrollo Inmobiliario").  During January 2006, the Company moved into its new headquarters, a recently constructed building located six miles away from Tocumen International Airport. The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA, under a ten-year lease at a rate of $0.1 million per month. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $0.6 million in 2005.

Galindo, Arias & Lopez.  Most of the Company's legal work, including passing on the validity of the shares offered, is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez are indirect shareholders of CIASA and serve on the Company's Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.3 million, $0.1 million and $0.2 million in 2005, 2004 and 2003, respectively.

Other Transactions.  The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by the Company's controlling shareholders. The Company does not have any formal contracts for these purchases, but pays wholesale prices based on price lists periodically submitted by those importers. The Company paid $0.4 million, $0.4 million and $0.5 million in 2005, 2004 and 2003, respectively.

The Company's telecommunications and other data services have been provided by Telecarrier, Inc. since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier, Inc. Payments to Telecarrier, Inc. totaled $0.4 million, $0.4 million and $0.2 million in 2005, 2004 and 2003, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

12.	Commitments and Contingencies

Aircraft Commitments

The Company has a purchase contract with Boeing for 17 Boeing 737-Next Generation aircraft, under which the Company has seven (7) firm orders and ten (10) purchase rights. Additionally, the Company has a purchase contract with Embraer for 28 Embraer 190 aircraft, under which the Company has ten (10) firm orders and 18 purchase options. The firm orders have an approximate value of $719.3 million based on the aircraft list price, including estimated amounts for contractual price escalation and pre-delivery deposits.

During 2006, the Company entered into agreements to execute three (3) Embraer 190 purchase options as well as one (1) Boeing 737-Next Generation purchase right, and additional firm commitments to purchase five (5) Embraer 190 aircraft to be operated by its AeroRepública subsidiary. These additional firm orders have an approximate value of $357.5 million based on the aircraft list price, including estimated amounts for contractual price escalation and pre-delivery deposits.

The following table summarizes the Company's firm orders (in millions):

	Expected Firm
	Order Deliveries	Total

2006	8	$308.8
2007	10	400.9
2008	6	245.6
2009	2	121.5

	26	$1,076.8

  Covenants

As a result of the various contracts entered into by the Company to finance Boeing 737-Next Generation aircraft that are guaranteed by the Export - Import Bank of the United States, the Company is required to comply with certain financial covenants. These financing covenants, among other things requires us to maintain, EBITDAR to fixed charge ratio of at least 2.5 times, a tangible net worth of at least 5 times the long-term obligations, minimum tangible net worth of $50 million, EBITDAR for the prior year to be at least 1.9 times the finance charge expenses for the first year of the agreement and 2.0 times the finance charge expenses for the remainder of the agreement, net borrowings no more than 92% of the Company's capitalization during the first two years, 90% during the next two years and 85% during the last six years of the agreement, tangible net worth of at least $30 million for the first two years, $70 million for the next three years and $120 million for the last five years of the agreement, and to maintain a minimum of $30 million in available cash for the first five years and $50 million for the last five years of the agreement.

As of December 31, 2005, the Company was in compliance with all required covenants.

A commercial credit facility requires AeroRepública to maintain certain financial covenants such as a financial debt to EBITDAR ratio of less than 4.5. The Company is currently in negotiations with this institution to restructure the existing two (2) tranche facilities with a one (1) tranche facility at more favorable terms in the amount of approximately $15 million which will be backed by a guarantee from Copa Holdings, S.A. The new facility under negotiation will include revised covenants which under the current facility are not being met by AeroRepública as of December 31, 2005; AeroRepública received a waiver from the institution through July 2006.

If, upon the termination of the waiver noted above, the covenants are still not being met and no other recourse exists with this institution, the Company would provide the funds necessary to repay the debt via other long-term borrowings or from non-working capital funds.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

  Labor Unions

Approximately 48% of the Company's 4,340 employees are unionized. There are currently seven (7) union organizations; five (5) covering employees in Panama and two (2) covering employees in Colombia.

The five (5) unions covering employees in Panama include: the pilots' union (SIPAC); the flight attendants' union (SIPANAB); the mechanics' union (SINTECMAP); the traffic attendants' union (UTRACOPA); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. The two (2) unions covering employees in Colombia include: the pilots' union (ACDAC) and the traffic attendant's union (ACAV).

The Company finalized negotiations with SIELAS in 2005, and in early 2006, it finalized negotiations with SIPANAB and an arbitration proceeding with SINTECMAP; extending current agreements with each of these labor unions for an additional period of four (4) years.

Lines of Credit for Working Capital and Letters of Credit

The Company maintained available facilities for working capital with several banks with year-end available balances of $38.5 million and $9.4 million at December 31, 2005 and 2004, respectively.

The Company maintained available facilities for letters of credit with several banks with outstanding balances of $13.7 million and $10.8 million at December 31, 2005 and 2004, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities.

In June 2005, the Company and The International Finance Corporation entered into an agreement for a $15.0 million revolving line of credit available for working capital purposes. This line of credit facility includes commitment fees of 0.50%, plus availability fees of 0.25%.

In September 2005, the Company and Banco Continental entered into an agreement for a $15.0 million revolving line of credit available for working capital purposes. There are no commitment fees or availability fees on this line of credit facility.

Upon acquisition of AeroRepública, the Company arranged a commercial credit facility in the amount of $15.0 million, primarily to refinance existing liabilities and to provide AeroRepública with working capital. This facility was divided in two (2) tranches of $5.0 million and $10.0 million with maturities of three (3) and five (5) years, respectively. This facility is secured by credit card receivables.

Termination of General Sales Agent

The Company historically outsourced sales functions in some outstations through agreements with general sales agents. Over the past few years, the Company has been discontinuing existing agreements in order to reduce distribution costs and take direct control over these functions. As a result of this process, the Company terminated general sales agent agreements in 2004 and 2003. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", the Company recorded, within other operating expenses, provisions amounting to $1.3 million and $1.0 million in the years ending December 31, 2004 and 2003 respectively, when the general sales agreements were terminated.

Payments relating to the termination of the general sales agent agreements amounted to $1.3 million, $2.9 million, and $0.1 million in 2005, 2004 and 2003, respectively.

The Company has no remaining GSA agreements with significant termination contingencies.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

13.	Subsequent Events

Restricted Stock Awards

In connection with the Company's 2005 initial public offering, the Company's Board of Directors approved one time restricted stock bonuses to executive officers, managers, certain key employees and non-employee directors. The restricted stock awards will be granted pursuant to a new equity-based long-term incentive compensation plan that the Company adopted in conjunction with the initial public offering, which provides for grants of restricted stock, stock options and certain equity-based awards.

On March 28, 2006, the Company granted approximately 937,500 shares of restricted stock awards which will vest over periods ranging from two (2) to five (5) years. The Company estimates the 2006 compensation cost related to this plan will be $2.5 million.

Dividend distribution (Unaudited)

On May 11, 2006, the Company's Board of Directors approved a dividend distribution of approximately $8.3 million, which represents 10% of the 2005 net income. This distribution is expected to be paid in June 2006.

Debt (Unaudited)

On May 15, 2006, the Company entered into a loan agreement for $34.2 million to finance a portion of advanced delivery payments on two Boeing 737-800 aircraft with delivery months of August and November 2007. The Company has granted, for the benefit of the borrower, a first priority security interest in the rights, title and interest over these aircraft.

14.	Segment Reporting

Prior to the acquisition of AeroRepública on April 22, 2005, the Company had one reportable segment. Upon the acquisition of AeroRepública, as discussed in Note 2, the Company determined it has two reportable segments, the Copa segment and the AeroRepública segment, primarily because: (1) management evaluates the financial and operational results of the Copa segment and AeroRepública segment separately for internal reporting and management performance evaluation purposes; and (2) management intends to allow AeroRepública's existing management to continue operating the airline as a point-to-point Colombian carrier, without significant integration into the Copa network. The accounting policies of the segments are the same as those described in Note 1, "Summary of Significant Accounting Policies". General corporate and other assets are allocated to the Copa segment.

Operating information for the Copa segment and the AeroRepública segment for the period ended December 31, 2005 (which includes the results of AeroRepública only from the date of acquisition) is as follow (in millions):

December 31, 2005

Operating Revenues:
Copa Segment	$505.7
AeroRepública segment	103.0
Eliminations	(0.1)

Consolidated	$608.6

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2005

Depreciation:
Copa Segment	$19.3
AeroRepública segment	0.6

Consolidated	$19.9

Aircraft Rentals:
Copa Segment	$22.1
AeroRepública segment	5.5

Consolidated	$27.6

Operating income:
Copa Segment	$103.0
AeroRepública segment	6.1

Consolidated	$109.1

Interest expense:
Copa Segment	$(18.3)
AeroRepública segment	(2.2)

Consolidated	$(20.5)

Interest income:
Copa Segment	$3.4
AeroRepública segment	0.2

Consolidated	$3.6

Income before income taxes:
Copa Segment	$89.8
AeroRepública segment	2.8

Consolidated	$92.6

Total Assets at End of Period:
Copa Segment	$851.1
AeroRepública segment	98.1
Eliminations	(32.3)

Consolidated	$916.9

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Information concerning operating revenue by principal geographic area for the period ended December 31 is as follow (in millions):

	2005	2004	2003

North America	$86.9	$66.3	$51.9
Central America and Caribbean	125.3	104.2	90.7
South America	303.2	148.8	130.4
Panama	93.2	80.5	68.8

Total operating revenue	$608.6	$399.8	$341.8

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.